April 26, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Document Control – EDGAR

RE:	RiverSource Life Insurance Co. of New York (“Company”) on behalf of RiverSource of New York Variable Annuity Account 2 (“Registrant”)
Post-Effective Amendment No. 15 on Form N-4
File Nos. 333-139764 and 811-07511
RiverSource® Endeavor Select Variable Annuity
Dear Mr. Cowan:
On behalf of RiverSource of New York Variable Annuity Account 2(“Registrant”), RiverSource Life Insurance Co. of New York (“Company”) is filing electronically Registrant’s Post-Effective Amendment No.15(“Amendment No.15”) on Form N-4 pursuant to Rule 485(b) of the Securities Act of 1933 (“1933 Act”).
On or about Feb.12, 2013 the Company, on behalf of the Registrant, filed electronically Post-Effective Amendment No.13 to Registration Statement Nos. 333-139764 and 811-07511 on Form N-4 pursuant to Rule 485(a) of the 1933 Act to supplement prospectuses for RiverSource Endeavor Select Variable Annuity.
The Securities and Exchange Commission Staff had no comments except the requirement to make the following representation on behalf of the Registrant:
In connection with Post-Effective Amendment No. 13, RiverSource Life Insurance Company, (the “Company”) on behalf of the Registrant, hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
The prospectus for RiverSource Endeavor Select Variable Annuity filed with Registrant’s Post-Effective Amendment No. 14 on or about April 25, 2013 and the combined Statement of Additional Information and Financial Statements for RiverSource of New York Variable Annuity Account 2 dated April 29, 2013 filed electronically as Part B to Post-Effective Amendment No. 14 to Registration Statement No.333-139764 on or about April 25, 2013 have been incorporated by reference to this Amendment No. 15.

If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.
Sincerely,

/s/ Dixie Carroll
Dixie Carroll
Assistant General Counsel and Assistant Secretary